SECURITIES AND EXCHANGE COMMISISON
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 2-60487

                           NOTIFICATION OF LATE FILING

        -- Form 10-K   -- Form 11-K          -- Form 20-F           X Form 10-Q
                                                                    --
        -- Form N-SAR

        For Period Ended:  July 3, 1998

--- Transition Report on Form 10-K           --- Transition Report on Form 10-Q
--- Transition Report on Form 20-F           --- Transition Report on Form N-SAR
--- Transition Report on Form 11-K
        For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  United Grocers, Inc.

Address of principal executive office (Street and number):
6433 S.E. Lake Road (Post Office Box 22187), Milwaukie, Oregon  97269

                                     PART II
                             RULE 12B-25(B) AND (C)

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

 X      (a)    The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X      (b)    The  subject  quarterly  report  on Form 10-Q will be filed on or before the fifth  calendar day following the prescribed due date;
               and

---     (c)    The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

In the past, United Grocers, Inc. (the "Company"), has filed quarterly and annual reports with the Securities and Exchange Commission ("SEC") pursuant to
Section 15(d) of the Securities Exchange Act of 1934. The Company, a cooperative, was required to file periodic reports because the Company registered and sold notes as well as common stock. The Company halted note sales in June 1997, and sought legal advice regarding alternatives for obtaining a suspension from the duty to file periodic reports with the SEC. In addition, in the course of preparing financial statements as of October 3, 1997, and the year then ended, Company management determined that previously issued financial statements, including those as of September 27, 1996, and the fiscal year then ended (as well as subsequent interim periods) should be restated. Preparation of a restatement of the financial statements for the 1996 fiscal year and subsequent interim periods has taken considerable time and effort and, although the Company staff has been working diligently, the Company is unable to timely file a Form 10-Q for the fiscal quarter ended July 3, 1998, without unreasonable effort or expense, but intends to file within five calendar days of August 17, 1998.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark Tweedie, Vice President                              (503) 833-1000
           (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                              --  Yes     X   No

A Form 12b-25 Notification of Late Filing was filed on January 2, 1998, with respect to the Company's Form 10-K for the fiscal year ended October 3, 1997, on February 17, 1998, with respect to the Company's Form 10-Q for the quarter ended January 2, 1998, and on May 19, 1998, with respect to the Company's Form 10-Q for the quarter ended April 3, 1998.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               X  Yes     --  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

               It is expected that the earnings statements to be included in the Form 10-Q for the fiscal quarter ended July 3, 1998, will reflect significantly higher net income because of the sale of the Company's Cash & Carry Stores, which resulted in a pre-tax gain of approximately $27 million.

               United Grocers, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 18, 1998

                                             By /s/ Mark Tweedie
                                                    Mark Tweedie
                                                    Vice President


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